UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Brian E. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,143,882
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,143,882
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,143,882
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON IN

ITEM 1.

(a)	Name of Issuer:

Beasley Broadcast Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3033 Riviera Drive, Suite 200;

Naples, Florida 34103

ITEM 2.

(a)	Name of Person Filing

Brian E. Beasley

(b)	Address of Principal Business Office:

3033 Riviera Drive, Suite 200;

Naples, Florida 34103

(c)	Citizenship of each Reporting Person is:

United States

(d)	Title of Class of Securities:

Class A Common Stock, par value $.001 per share

(e)	CUSIP Number:

074014101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,143,882

(b)	Percent of class: 9.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,143,882.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,143,882.

(iv)	Shares power to dispose or to direct the disposition of: 0.

The number of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person includes (i) 183,582 shares of Class A Common Stock beneficially owned by the Reporting Person; (ii) 12,200 shares of Class A Common Stock owned by the Reporting Person’s children which may be deemed to be beneficially owned by the Reporting Person; (iii) 196,540 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 196,540 shares of Class B Common Stock held by the Brian E. Beasley Revocable Trust dated June 17, 2003, of which the Reporting Person is a trustee; and (iv) 751,560 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 751,560 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 12/9/08.

The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 11,754,909 shares of Class A Common Stock outstanding, consisting of: (i) 10,806,809 shares of Class A Common Stock outstanding as of the date hereof; (ii) 196,540 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 196,540 shares of Class B Common Stock held by the Brian E. Beasley Revocable Trust dated June 17, 2003, of which the Reporting Person is a trustee; and (iii) 751,560 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 751,560 shares of Class B Common Stock held by the George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 12/9/08.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2019

/s/ Brian E. Beasley
Signature